

Mail Stop 4720

September 18, 2009

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

      RE: **Bank of America Corporation**
                   Form 10-K for the Fiscal Year Ended December 31, 2008
                   Filed February 27, 2009
                   Form 10-Q for the Period Ended March 31, 2009
                   Filed May 7, 2009
                   Form 10-Q for the Period Ended June 30, 2009
                   Filed August 7, 2009

Dear Mr. Price,

    We have reviewed your response letter dated July 24, 2009 and have the following additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 10 – Goodwill and Intangible Assets, page 142

1.   We note your response to prior comment 6 to our letter dated June 17, 2009. Tell us whether you provide the economic capital results by reporting unit to your Board of Directors or your banking regulators, and if so, whether the results of those calculations are consistent with the amounts used in your goodwill impairment analysis. To the extent that the economic capital results are provided

at a higher level (company-level, or legal entity level), please confirm that you are calculating the economic capital measures consistently with the way they are calculated for your goodwill impairment analysis.

2.   We note your response to prior comment 5 to our letter dated June 17, 2009 regarding the fair value estimation process for the Business Lending reporting unit. Your response indicates that as of October 31, 2008, you used a market approach to determine the fair value of this reporting unit. However, your response letter also indicates that you performed an alternative calculation using an income approach, which appears to have been done solely as part of your process of responding to our letter. Regarding this income approach performed, please tell us how many years your analysis projected into the future and tell us the key assumptions used in this analysis. Also, tell us whether you plan to continue to perform an income approach (in addition to a market approach) when valuing your reporting units in the future.

3.   We note your response to prior comment 5 to our letter dated June 17, 2009 regarding your goodwill impairment testing of the Capital Markets and Advisory Services (CMAS) reporting unit. Your response indicates that you used a market approach to determine the fair value of the reporting unit, whereby three estimates of fair value were calculated based on earnings multiples, tangible common equity multiples, and total book common equity multiples, and then you weighted them approximately evenly. Given the wide disparity of earnings multiples for the comparable companies, and the fact that you would have failed Step 1 of the goodwill impairment test had the earnings multiple approach not been weighted in your determination of fair value, please tell us why you believe it was not necessary to perform Step 2 of the goodwill impairment test as you did for certain other reporting units where the difference between the fair value and carrying value of the reporting units was not significant. Also, tell us why you used projected 2009 income instead of trailing income as you have done in other scenarios and confirm that the selected multiples used are forward multiples (i.e. utilizing a market capitalization as of the valuation date and projected 2009 income).

4.   We note your response to prior comment 12 to our letter dated June 17, 2009 where you indicate that providing the carrying amount and estimated fair value for each reporting unit where there is no indication of impairment provides competitive information about your businesses that could potentially impact competitive bidding in the event of any sale of any of your businesses. We continue to believe this type of information is relevant as it provides more forward looking insight into the potential for impairment charges in the future.

We believe that this information could be provided in such a way to reduce any competitive concerns; for example, in future filings, please provide the fair value as a percentage of carrying value by reporting unit, for any reporting unit that is tested for impairment.

Note 14 – Shareholders' Equity and Earnings per Common Share
Preferred Stock, page 163

5.	We note your response to prior comment 13 to our letter dated June 17, 2009 regarding the methodology and assumptions for valuing the preferred stock issued to the U.S. Treasury. It is still unclear to us why it is appropriate to assume the preferred stock is essentially perpetual in nature and thus use an eighty year life for the purposes of estimating the fair value of the Series N, Q and R preferred securities. Please tell us the following:

    a.	Tell us why using the current market yield of the instrument most similar to the Series N, Q and R securities, would not be sufficient for the purpose of trying to capture the uncertainty in the marketplace about when the preferred shares would be redeemed, instead of also assuming that the preferred shares were essentially perpetual in nature.
    b.	Tell us the nature of any evidence obtained to support your assumption that market participant's valuations would assume a perpetual life and not probable early redemptions at the call date.
    c.	Tell us whether you have ever had perpetual preferred securities where you did not elect to redeem at the earliest possible contractual call date.
    d.	Tell us whether you would obtain a materially different valuation on the Series N, Q and R preferred securities if you assumed the probable early redemptions at the first call date.

Form 10-Q for the period ended March 31, 2009

Note 10- Goodwill and Intangible Assets, page 43

6.	We note your response to prior comment 15 to our letter dated June 17, 2009. It is still unclear to us how you concluded that it was not necessary to test additional reporting units for impairment as of March 31, 2009 in light of your $23 billion decline in market capitalization from December 31, 2008, and the fact that the only two reporting units tested as of March 31, 2009 actually increased by $6.7 billion during this period, thus not appearing to explain any of the cause of the drop in market capitalization. Your response provides extremely high level factors that you believe contributed to the decline in the market capitalization, but it is unclear how these factors overcome the presumption that additional reporting units should be tested for impairment. In this regard, it is unclear when several of your other reporting units would ever have triggers for impairment testing. For each of the other reporting units that you did not perform impairment testing as of March 31, 2009, please tell us whether the monthly or quarterly earnings at those reporting units was increasing or decreasing and whether any significant asset write-downs occurred.

7.   We have reviewed the supplemental information provided as part of Exhibit A and have the following general questions on the information provided:

a.   Tell us how the fair value ranges were selected for each reporting unit. Additionally, please tell us which value indication was used in your Step 2 goodwill impairment calculation for the Card Services and Consumer Real Estate reporting units.

b.   Please explain the balance sheet data provided for Business Lending, Deposits & Student Lending and Premier Banking & Investments, including the significant differences between the reporting units' assets and liabilities. Please refer to Exhibit 2.1 for one example of the balance sheet data that we would like to be analyzed.

c.   We note that amount disclosed in the supplemental information for total economic capital as of October 31, 2008. Please tell us how this amount compares to total shareholders' equity as of October 31, 2008.

8.   We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Capital Markets and Advisory Services (CMAS) valuation performed:

a.   Tell us how the "normalized" trailing twelve months of earnings data was estimated and why you believe it is appropriate to use in the valuation of this reporting unit.

b.   Tell us whether a similar normalization calculation for the trailing twelve months of earnings was prepared for the comparable companies when calculating the price-to-earnings multiples. If so, please tell us how this was estimated and if not, please explain why not.

c.   Given the range of comparable price-to-earnings multiples and the limited number of comparable multiples to choose from, please tell us how you ultimately chose the multiple used.

9.   We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Consumer Real Estate valuation performed:

a.   Tell us how the "normalized" trailing twelve months of earnings data was estimated and why you believe it is appropriate to use in the valuation of this reporting unit.

    b. Tell us whether a similar normalization calculation for the trailing twelve months of earnings was prepared for the comparable companies when calculating the price-to-earnings multiples. If so, please tell us how this was estimated and if not, please explain why not.

10. We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Treasury Services valuation performed:

    a. Please provide a detailed description of this reporting unit's operations.

    b. Please provide a detailed description of this reporting unit's "other non-earning" assets shown on Exhibit 5.1 of the report.

    c. Tell us why you selected a multiple based on a comparison of return on average assets (ROAA) and return on average equity (ROAE) given the amount of income of this reporting unit that is based on service and other non-interest income.

    d. Tell us how you selected the comparable companies for this reporting unit.

11. We have reviewed the supplemental information provided as part of Exhibit A and have the following questions related to the Card Services valuation performed:

    a. Tell us how the "normalized" trailing twelve months of earnings data was estimated and why you believe it is appropriate to use in the valuation of this reporting unit.

    b. Tell us whether a similar normalization calculation for the trailing twelve months of earnings was prepared for the comparable companies when calculating the price-to-earnings multiples. If so, please tell us how this was estimated and if not, please explain why not.

    c. Please clarify whether the selected multiples are based on the median of the comparable companies or based on the maximum multiples with a discount and explain how you determined the selected multiple was appropriate. Furthermore, if a discount was applied to the comparable company multiples, please explain how the discount was determined.

    d. Tell us how the low end of the value range was estimated on Exhibit 1.0 and tell us what equity value indication was utilized in your Step 2 impairment analysis.

12.	We have reviewed the supplemental information provided as part of Exhibit A for the Deposits and Student Lending valuation performed. Please tell us how you selected and determined the weighting of the two value indications used in the analysis was appropriate in light of the fact that a different weighting may have led to a different conclusion on the results of Step 1 of the goodwill impairment test.

13.	We have reviewed the supplemental information provided as part of Exhibit A for the Premier Banking & Investments valuation performed. Please provide us with additional detail of the "ALM/Other" column on Exhibit 8.2 of the report.

14.	We have reviewed the supplemental information provided as part of Exhibit A for the US Trust valuation performed. Please explain your basis for the multiples selected for this reporting unit compared to the selected multiples for the Premier Banking & Investments (it was noted that the same comparable companies were used to value these two reporting units). Specifically, please elaborate on any quantitative analysis (including analysis of financial ratios) and qualitative analysis that was performed.

Form 10-Q for the period ended June 30, 2009

Consolidated Statements of Income, page 3

15.	Considering the significance of your credit related impairment losses, please revise your future filings to present total other than temporary impairment losses on the face of the income statement with an offset for the portion of losses recognized in other comprehensive income. Refer to paragraphs 35-36 of FSP FAS 115-2.

Note 8 – Securitizations

Credit Card Securitizations, page 36

16.	We note your disclosure about the actions you took to address the recent decline in excess spread in your U.S. credit card securitization trust, including the trust's issuance of additional subordinated securities (Class D security) with zero stated rate of interest to you, and the decision for you to transfer "discount receivables" to the trust for a stated period of time. Your disclosure states that the transfer of "discount receivables" to the trust was permitted by the transaction documents. Please tell us how you concluded that these actions did not invalidate qualifying SPE status of your credit card securitization trust, and in particular paragraph 35(b) and the requirement that the QSPE's permitted activities be both significantly limited and be entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief